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                                                    ---------------------------
                                                           OMB APPROVAL
                                                    ---------------------------
------                                              OMB Number:       3235-0287
FORM 4                                              Expires:   January 31, 2005
------                                              Estimated average burden
                                                    hours per response .... 0.5
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                             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                           WASHINGTON, D.C. 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / CHECK THIS BOX IF NO
    LONGER SUBJECT TO         Filed pursuant to Section 16(a) of the Securities
    SECTION 16. FORM 4            Exchange Act of 1934, Section 17(a) of the
    OR FORM 5 OBLIGATIONS         Public Utility Holding Company Act of 1935
    MAY CONTINUE. SEE              or Section 30(h) of the Investment Company
    INSTRUCTION 1(b).                           Act of 1940


(Print or Type Responses)

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
  Landes          John              B.         ImClone Systems Incorporated ("IMCL")            to Issuer (Check all applicable)
---------------------------------------------------------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. I.R.S. or Identification  4. Statement for      ----              ---
                                                  Number of Reporting          Month/Year         X  Officer (give    Other (specify
 c/o ImClone Systems Incorporated                 Person, if an entity         7/02               ----        title ---       below)
---------------------------------------------     (voluntary)             -------------------               below)
                 (Street)                                                                              Senior VP, Legal
                                                                                                       ----------------------------
                                                                          ----------------------------------------------------------
                                                                          5. If Amendment,    7. Individual or Joint/Group Filing
                                                                             Date of Original    (Check Applicable Line)
                                                                             (Month/Year)         X   Form filed by One
                                                                                                 ---- Reporting Person
                                                                                                      Form filed by More than
   New York         NY              10014                                                        ---- One Reporting Person
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  (City)           (State)           (Zip)     TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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
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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-               Amount or
                                                    -------------------------- Exer-   tion       Title      Number of
                                                    Code  V     (A)     (D)    cisable Date                  Shares
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 Contract(1)               (1)         (1)          1           (1)     (1)    (1)     (1)     Common Stock  (1)          (1)
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Securities                  Ownership
                                Owned at End            Beneficially Owned          (Instr. 4)
                                of Month                at End of Month
                                (Instr. 4)              (Instr. 4)

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 Contract(1)                 (1)                     D
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Explanation of Responses:
  SEE ATTACHMENT
 *If the form is filed by more than one reporting person, see Instruction 4(b)(v)
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                             /s/ JOHN B. LANDES              8/12/02
                                                                                             ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note: File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space is insufficient, see Instruction 6 for procedure.



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Attachment

Reporting Person:             John B. Landes

Address:                      c/o ImClone Systems Incorporated
                              180 Varick Street, 6th Floor
                              New York, New York 10014

Issuer and Symbol:            ImClone Systems Incorporated ("IMCL")

Statement for Month/Year:     7/02

Explanation of Responses:

(1) All reported transactions relate to the settlement of a contract (the "Contract") entered into by the Reporting Person on July 31, 2000, relating to 56,000 shares of common stock of the Issuer (the "Share Amount"), pursuant to which the Reporting Person agreed to make a cash payment to the counterparty under the Contract (the "Counterparty") on July 31, 2002 (the "Settlement Date") as follows:

     (i) if the per share closing price of common stock on the Settlement Date (the "Final Price") is less than $35.78, an amount equal to the Share Amount multiplied by the Final Price;

     (ii) if the Final Price is less than or equal to $50.08 but greater than or equal to $35.78, an amount equal to the Share Amount multiplied by $35.78; and

     (iii) if the Final Price is greater than $50.08, an amount equal to the Share Amount multiplied by the sum of (a) $35.78 plus (b) the excess of the Final Price over $50.08.

     On the Settlement Date the Final Price was $7.11 and consequently, the Reporting Person delivered to the Counterparty $398,160.

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